UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number: 001-41604

Freightos Limited

(Translation of registrant's name into English)

Planta 10, Avda. Diagonal, 211

Barcelona, Spain 08018

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

CONTENTS

Clarification Regarding Record Date for 2026 Annual General Meeting

Freightos Limited (the “Company”) is furnishing this Report of Foreign Private Issuer on Form 6-K to clarify a typographical error contained in Exhibit 99.2 (Form of Proxy Card) to the Company's Report of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission on November 4, 2026.

The preamble to the proxy card inadvertently referenced a record date of November 9, 2026 in connection with the Company’s upcoming annual general meeting to be held on December 16, 2026 (the “Meeting”). As correctly set forth in the Notice of 2026 Annual General Meeting and Proxy Statement (Exhibit 99.1) and in the actual proxy cards distributed to record shareholders for use in connection with the Meeting, the actual record date for determining shareholders entitled to receive notice of, and to vote at, the Meeting is the close of business on Thursday, November 5, 2026.

For the avoidance of doubt, the Company and its transfer agent, Continental Stock Transfer & Trust Company, will tabulate all proxies and ballots based strictly on the record date of November 5, 2026, and the typographical reference to November 9, 2026 on the form of proxy card furnished to the SEC has no legal significance and will be disregarded. No action is required by any shareholder who has already submitted or will submit a proxy card.

Incorporation by Reference

The information in this Form 6-K and in Exhibit 99.1 hereto (including any data presented in conformity with International Financial Reporting Standards (“IFRS”) and related analysis, but excluding non-IFRS data and quotations of the Company’s management) is hereby incorporated by reference into the Company’s registration statements on Form S-8 (File No. 333-270303) and Form F-3 (File No. 333-280302), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FREIGHTOS LIMITED
Date: November 12, 2026
/s/ Michael Oberlander
	Name:	Michael Oberlander
	Title:	General Counsel